Exhibit 99.1

March 8, 2016
Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2016 Annual General Meeting of Shareholders (the “Meeting”) of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, on April 13, 2016 at 10:00 AM (Israel time) for the following purposes:

1.	To re-elect four directors to serve as members of the Board of Directors of the Company;
2.
To re-elect three directors to serve on the Board of Directors of the Company as external directors for additional terms of three years each, and to approve cash remuneration and grant of options to each of the external directors;

3.	To approve equity awards for 2016 to each of the Company’s President and Chief Executive Officer and director, and the Active Chairman of the Board; and
4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, and until the next annual general meeting.

In the Meeting, you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015; this item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Monday, March 14, 2016, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received by the Company no later than 4 hours prior to the Meeting (i.e., 6:00 AM (Israel time) on April 13, 2016). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares either in person or by proxy, must deliver to the Company, no later than 4 hours prior to the Meeting (i.e., 6:00 AM (Israel time) on April 13, 2016), an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 4:00 AM (Israel time) on April 13, 2016). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

By Order of the Board of Directors,
/s/ Mr. Martin S. Gerstel
Martin S. Gerstel
Chairman of the Board
Holon, Israel
March 8, 2016

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg D
Holon, Israel

Annual General Meeting of Shareholders

To be Held on April 13, 2016

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s 2016 Annual General Meeting of Shareholders or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on April 13, 2016, at 10:00 AM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, for the following purposes:

1.	To re-elect four directors to serve as members of the Board of Directors of the Company;

2.
To re-elect three directors to serve on the Board of Directors of the Company as external directors, for additional terms of three years each, and to approve cash remuneration and grant of options to each of the external directors;

3.	To approve equity awards for 2016 to each of the Company’s President and Chief Executive Officer and director, and the Active Chairman of the Board; and

4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, and until the next annual general meeting.

In addition, shareholders will have an opportunity to receive and consider the report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015. This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, March 14, 2016, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.  Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose shares are registered with a member of the TASE, may vote his or her shares either in person or by proxy delivered to the Company, no later than 4 hours prior to the Meeting (i.e., 6:00 AM (Israel time) on April 13, 2016),together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account.  Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (i.e. no later than 4:00 AM (Israel time) on April 13, 2016). Shareholders should receive instructions about electronic voting from the TASE member through which each shareholder holds his or her shares.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than four (4) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees, consultants and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

QUORUM

Two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate thirty-three and a third percent (33 1/3%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to April 20, 2016, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of February 1, 2016 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the ”Office Holders”) known to the Company to beneficially own more than 1% of the Company’s outstanding Ordinary Shares; and (iii) all Office Holders as a group.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the seven members of our Board, the Company defines an additional eight individuals to be Office Holders.

The information contained in the table below has been obtained from the Company's records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of February 1, 2016. The Shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other individual or group shown in the table.

The Company is not aware of any individual or entity that beneficially owns more than 5% of the Company’s outstanding Ordinary Shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Martin Gerstel (2)	2,551,268	4.98%
Anat Cohen-Dayag (3)	822,917	1.60%
All Office Holders, including directors, as a group, (consists of 15 persons) (4)	4,563,561	8.58%

(1) Based upon 50,575,244 Ordinary Shares issued and outstanding as of February 1, 2016.

(2) Includes (i) 338,038 Shares held by Mr. Gerstel, (ii) 500,000 Shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 584,477 Shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 431,253 Shares held in a trust for which Mr. Gerstel is trustee and a member of his immediate family is the beneficiary. Also includes 697,500 Shares subject to options that are currently exercisable or that become exercisable within 60 days after February 1, 2016 with a weighted average exercise price of $1.69 per Share and which expire between January 2019 and September 2023.

(3) Consists of 822,917 Shares subject to options that are exercisable within 60 days after February 1, 2016 with a weighted average exercise price of $3.28 per Share, and which expire between March 2016 and September 2023.

(4) See also notes 2 and 3 above. Also includes (i) a total of 1,107,712 Shares subject to options that are beneficially owned by directors and Office Holders other than Dr. Anat Cohen-Dayag and Mr. Gerstel that are currently exercisable or that become exercisable within 60 days as of February 1, 2016, with a weighted average exercise price of $3.85 per Share and which expire between March 2016 and July 2023, and (ii) 81,664 Shares beneficially owned by Office Holders other than Dr. Anat Cohen-Dayag and Mr. Gerstel.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2015, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our Annual Report for 2015 on Form 20-F, which was filed with the SEC on March 7, 2016 (File No. 000-30902).

ITEM NO. 1

RE-ELECTION OF DIRECTORS

Background

The Articles of Association of the Company (the “Articles”) provide that the number of directors (including external directors) to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of seven (7) members, four of whom are serving terms that expire at the end of the Meeting. The other three (3) members of the Board serve as external directors under the provisions of the Companies Law, and were elected for a fixed term of three years which will expire on April 26, 2016.

Directors (other than external directors) are elected at each annual general meeting for a term starting upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

General

At the Meeting, all of the Company's current seven (7) directors are candidates for election.  For the re-election of the three (3) external directors, please see Item 2.

Following the recommendation of the Board, it is proposed that Prof. Ruth Arnon, Dr. Anat Cohen-Dayag, Mr. Martin Gerstel and Mr. Dov Hershberg be re-elected as directors. If re-elected, each nominated director will serve for a term ending on the date of the 2017 annual general meeting.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

The following are brief biographies of each of the proposed nominees, based upon the records of the Company and information furnished to it by them:

Prof. Ruth Arnon joined Compugen’s Board of Directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases. Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and served as its President until September 2015. She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies. Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University and from Tel Aviv University. In addition, Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers, a position she held until January 2007. From January 2007 until November 2008, Dr. Cohen-Dayag served as Compugen’s Vice President, Biomarkers and Drug Targets, at which point she was appointed Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed, together with Mr. Martin Gerstel, as co-Chief Executive Officer of Compugen. In March 2010, upon Mr. Gerstel’s election as Chairman of the Board of Directors, Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Martin S. Gerstel has served as a member and as the Chairman of the Board of Directors of Compugen since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of the Board of Directors. Prior to Compugen, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968 and was a director of various public and private companies in the United States. In addition to his role as Active Chairman at the Company, Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., and the co-founder and co-chairman of Itamar Medical Ltd. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and a director of Yeda, its technology licensing affiliate. Mr. Gerstel holds a B.Sc. from Yale University and an MBA from Stanford University.

Dov Hershberg joined Compugen’s Board of Directors in 2009 and served as Chairman of the Board until 2010.  Prior to Compugen, Mr. Hershberg co-founded Powermat Technologies Ltd., a pioneer wireless electrical charging company, and served as its CEO and later as board and management team member until September 2014.  From 1997 through 2006 Mr. Hershberg managed the Israel US (BIRD) R&D Foundation and the Israel US Jordan (TRIDE) R&D Foundation, supporting and funding hundreds of successful hi-tech and bio tech joint projects, facilitating cooperation on an international scale. Prior to joining the BIRD Foundation Mr. Hershberg was the founder, with colleagues from Stanford University, and the CEO of Molecular Applications Group, a biomedical software company, which was located in Palo Alto, California.  Mr. Hershberg holds graduate degrees in mathematics from the Hebrew University in Jerusalem, Israel and in applied mathematics and operations research from Columbia University in New York City.

Approval Required for Directors’ Remuneration

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, as a director or in other capacities in which he or she is employed with the Company, must generally be consistent with the Company's Compensation Policy and generally requires the approval of the Compensation Committee, the Board and the shareholders.

Remuneration to the Company's Non-Management Directors

A non-management director is a director who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director. Two of the nominees for re-election as directors at the Meeting, Prof. Ruth Arnon and Mr. Dov Hershberg, as well as our three external directors, qualify as non-management directors.

On September 17, 2013, our shareholders approved, following previous resolutions made by our Compensation Committee and Board, and consistent with our Compensation Policy, to compensate each of the Company’s then serving non-management directors (including external directors) and each additional or other non-management director who may be appointed from time to time in the future (including external directors), as follows:

(i) an annual fee equal to the "Annual Minimum Amount" (as such term is defined under regulations promulgated under the Companies Law governing the terms of remuneration for external directors, the "Remuneration Regulations") (the “Annual Base Fee”) and an additional annual amount of NIS 17,985 to be paid to non-management directors who serve on one or more committees of the Board (the“Annual Additional Fee”) which together with the Annual Base Fee shall be referred to as the "Annual Fees". The Annual Base Fee on September 17, 2013 was NIS 36,452. The Annual Base Fee paid to our current non-management directors is equal to the current "Annual Minimum Amount" applicable to the Company (see below);

(ii) a per meeting fee of NIS 3,597 (provided such amount shall not be lower than the applicable "Participation Minimum Amount" under the Remuneration Regulations) for participation in any Board and/or committee meetings (the "Participation Fee"), and further provided that (a) if such participation is by means of telephonic communication then such Participation Fee shall be 60% of a per meeting fee; and (b) in the event a resolution is adopted in writing, without convening a meeting, then  the Participation Fee shall be 50% of the per meeting fee;

(iii) each of the Annual Base Fee, the Annual Additional Fee and the Participation Fee are adjusted bi-annually pursuant to changes in the Israeli Consumer Price Index and the Annual Base Fee is further adjusted pursuant to changes in the Company’s shareholders equity;

(iv) the Annual Fees and the Participation Fee are paid to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Remuneration Regulations; and

(v) a grant of options to purchase 10,000 of the Company’s Ordinary Shares on July 31 of each calendar year, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's Shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options vest on each of the first two anniversary dates of such grant and 3,334 vest on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders (a “Corporate Transaction”). Further, notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

Under our Compensation Policy, in no event shall the aggregate value of fixed annual equity-based awards granted to a non-management director during any calendar year exceed, calculated as of the date of their grant, 300% of such non-management director’s aggregate annual and per-meeting fees for the preceding twelve (12) months.

After adjustments resulting from changes in the Israeli Consumer Price Index  and a change in the Company’s shareholders equity, the Annual Base Fee paid to each non-management director, as of the date of this Proxy Statement, stood at NIS 52,685, the Annual Additional Fee to be paid to each non-management director who serves on one or more committees of the Board of Directors stood at NIS 18,311 and the Participation Fee to be paid to each non-management director stood at NIS 3,662 (approximately $13,321, $4,630 and $926 respectively according to the representative rate of exchange on February 1, 2016, of $1.00 = NIS 3.955 (the "Representative Rate")).

VAT is added to the above remuneration in accordance with applicable law.

Compensation to the Company's Active Chairman of the Board of Directors

Effective as of March 1, 2010, and following the approval of our Audit Committee, Board of Directors and shareholders, we entered into an employment agreement with Mr. Gerstel which was amended by the Shareholders at the 2015 Annual General Meeting, pursuant to which he serves as our Active Chairman of the Board. The terms of Mr. Gerstel's employment and service are consistent with the provisions of our Compensation Policy, although initially approved prior to its adoption. Generally, any change to such terms will be subject to the approval process referred to above under "Approval Required for Directors’ Remuneration".

Pursuant to Mr. Gerstel's current employment agreement, for his role as Active Chairman for the Company, he is entitled to a gross monthly salary of NIS 48,000 (approximately $ 12,137 according to the Representative Rate), which will remain at NIS 48,000 regardless of exchange rate fluctuations but which is subject to adjustment from time to time in accordance with changes in the Israeli Consumer Price Index, and to certain other employment terms customary in Israel. The employment agreement may be terminated by either party by providing 90 days prior written notice. In addition, Mr. Gerstel is eligible for annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law. The Company’s shareholders approved, at the Company’s 2014 Annual General Meeting, the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Mr. Gerstel and the related objectives and terms thereof.

At meetings of the Compensation Committee and Board of Directors held on February 7 and 8, 2016, respectively, each of the Compensation Committee and the Board determined that Mr. Gerstel was eligible to receive a bonus for year 2015 in accordance with the bonus plan approved by the Company’s shareholders as the Company met its performance objectives for 2015.  Although growth and development were achieved by Compugen during 2015, Mr. Gerstel determined to waive his right to receive the 2015 annual cash bonus due to his expectation that the Company would obtain greater recognition for its unique discovery capabilities, product candidates and future potential.

Mr. Gerstel is not currently entitled to receive the fees and equity-based compensation payable to our non-management directors discussed above. However, in the event of termination of Mr. Gerstel's employment agreement, he will be entitled to receive such remuneration to the extent and for as long as he will serve as a non-management director of the Company.

As of February 1, 2016, Mr. Gerstel held options to purchase a total of 847,500 Ordinary Shares, of which options to purchase 50,000 Ordinary Shares were granted during 2015. Out of the options to purchase 847,500 Ordinary Shares (i) options to purchase 697,500 Ordinary Shares, with a weighted average exercise price of $1.69 per share, were exercisable as of February1, 2016; and (ii) options to purchase 150,000 Ordinary Shares, with a weighted average exercise price of $7.35 per share, had not vested as of February 1, 2016. Of the unvested options at February 1, 2016, options to purchase 50,000 Ordinary Shares are expected to vest during 2016; options to purchase 50,000 ordinary shares are expected to vest during 2017 and options to purchase the remaining 50,000 Ordinary Shares are expected to vest during the period between October 1, 2016 and October 1, 2019. These options were granted under the Company's Share Option Plan (2000) (the “2000 Plan”) and under the Company's 2010 Plan. Notwithstanding the terms of the relevant plan, the options granted to Mr. Gerstel, described above, have terms substantially similar to those of the non-management directors as described above (including with respect to acceleration upon a Corporate Transaction).  See Item 3 below with respect to option grants for 2016 being proposed for Mr. Gerstel.

Compensation to the Company's President and Chief Executive Officer

Dr. Anat Cohen-Dayag, the Company's President, Chief Executive Officer and director (as of February 2014) has been employed by the Company since September 2002, has served as the Company's President and co-Chief Executive Officer since June 2009 and as President and Chief Executive Officer since March 2010.

Pursuant to Dr. Cohen-Dayag's employment agreement, as amended by the Shareholders at the 2015 Annual General Meeting, as the President and Chief Executive Officer of the Company she is entitled to a gross monthly salary of NIS 118,800 (approximately $30,038 according to the Representative Rate), adjusted from time to time in accordance with changes in the Israeli Consumer Price Index, which shall be reviewed annually. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Cohen-Dayag is eligible for annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law. The Company’s shareholders approved at the Company’s 2014 Annual General Meeting the annual target cash bonuses with respect to the years 2014, 2015 and 2016 for Dr. Cohen-Dayag and the related objectives and terms thereof.

At meetings of the Compensation Committee and Board of Directors held on February 7 and 8, 2016, respectively, each of the Compensation Committee and the Board determined that Dr. Cohen-Dayag was eligible to receive a bonus for year 2015 in accordance with the bonus plan approved by the Company’s shareholders as the Company met its performance objectives for 2015.  Although growth and development were achieved by Compugen during 2015, Dr. Cohen-Dayag determined to waive her right to receive the 2015 annual cash bonus due to her expectation that the Company would obtain greater recognition for its unique discovery capabilities, product candidates and future potential.

Dr. Cohen-Dayag's employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag's employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason”(as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event that Dr. Cohen-Dayag's employment is: (a) terminated by the Company, other than for “justifiable cause”;  or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to six (6) monthly salaries (the “Termination Payment”) and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal/change of control. Upon acceleration due to an event of a Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant.  Upon acceleration due to an event of change of control, following which Dr. Cohen-Dayag's employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

Dr. Cohen-Dayag is not entitled to any compensation (including in connection with her role as a director) in addition to that being paid to her as the President and Chief Executive Officer of the Company. However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive such remuneration to the extent and for as long as she will serve as a non-management director of the Company.

As of February 1, 2016, Dr. Cohen-Dayag held options to purchase a total of 1,122,917 Ordinary Shares, of which options to purchase 100,000 Ordinary Shares were granted during 2015. Out of the options to purchase 1,122,917 Ordinary Shares: (i) options to purchase 822,917 Ordinary Shares, with a weighted average exercise price of $3.28 per share, were exercisable as of February1, 2016; and (ii) options to purchase 300,000 Ordinary Shares, with a weighted average exercise price of $7.35 per share, had not vested as of February1, 2016. Of the unvested options at February1, 2016, options to purchase 100,000 Ordinary Shares are expected to vest during 2016, options to purchase 100,000 ordinary shares are expected to vest during 2017 and options to purchase the remaining 100,000 Ordinary Shares are expected to vest during the period between October 1, 2016 and October 1, 2019. These options were granted under the Company's 2000 Plan and the Company's 2010 Plan. See Item 3 below with respect to option grants for 2016 being proposed for Dr. Cohen-Dayag.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Prof. Ruth Arnon be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2017 and when her successor has been duly elected;

(b)
Dr. Anat Cohen-Dayag be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2017 and when her successor has been duly elected;

(c)
Mr. Martin Gerstel be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2017 and when his successor has been duly elected; and

(d)
Mr. Dov Hershberg be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2017 and when his successor has been duly elected.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of each of the above resolutions.

The election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 2

RE-ELECTION OF EXTERNAL DIRECTORS AND APPROVAL OF THEIR REMUNARATION

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.  Each committee of a company's board of directors empowered to exercise the board of directors' authorities is required to include at least one external director, except for the audit committee and the compensation committee, which must each be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation (as such term is defined in the Companies Law) with the company; any controlling shareholder of the company; a relative of a controlling shareholder;  or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or any shareholder or an affiliated group of shareholders holding 25% or more of the company's voting rights– any affiliation with the chairman of the board of directors, chief executive officer, the most senior financial officer or a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no individual may serve as an external director if the individual’s position or other activities create, or may create, conflicts of interest with his or her role as an external director, or may otherwise interfere with his ability to serve as external director.

The Companies Law provides that prior to a shareholders meeting in which the appointment of an external director is to be considered, the nominee must declare that he or she complies with the qualifications necessary for appointment as such.  The Company has received such declarations from Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer and, who are now nominated for an additional term of service as external directors, confirming their qualifications under the Companies Law to be re-elected as external directors of the Company.

Term

In general, external directors serve a three-year term, which may then be extended for two additional three-year periods, provided that such external director was nominated by the Board of Directors for such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Relief Regulation"), an external director may be re-appointed for additional terms of service of not more than three years each provided that: (a) a company's audit committee followed by the board of directors, have approved that considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment for an additional term of service is beneficial to the company; (b) the appointment for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The third terms of service of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer are scheduled to expire on April 26, 2016 (the "Expiration Date"). Following resolutions by our Audit Committee and Board of Directors, that, considering the expertise and special contribution of each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer to the work of the Board of Directors and its committees, the appointment of each of them for an additional term as external director would be beneficial to the Company, shareholders are now requested to approve the re-appointment of each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer for a fourth term of service as such. When making such resolutions, our Audit Committee and Board of Directors noted Professors  Aharonowitz’s and Shemer’s unique and cumulative experience in and knowledge of relevant scientific, clinical and medical markets, while at the same time Mr. Ovadia has valuable finance and corporate strategy expertise. If re-elected, Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer will then serve as our external directors pursuant to the provisions of the Companies Law for an additional three-year term, beginning on the Expiration Date and ending three years thereafter, after which they may be re-elected to serve in this capacity for additional terms in accordance with and subject to the approvals required under the Companies Law and the Relief Regulations.

Financial and Accounting Expertise

Under the Companies Law (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) generally, at least one of the external directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. In addition, the Board of Directors is required to make a determination as to the minimum number of directors who must have accounting and financial expertise as aforesaid, based, among other things, on the type of the company, its size, the volume and complexity of the company's activities and the number of directors. Our Board of Directors has determined that the minimum number of directors with financial and accounting expertise is one and that Mr. Ovadia has the requisite accounting and financial expertise, while Professors Aharonowitz and Shemer have the requisite professional qualifications to serve as external directors.

The following are brief biographies of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer, based upon the records of the Company and information furnished to it by them:

Prof. Yair Aharonowitz joined Compugen’s Board of Directors as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013.  He is a Professor (Emeritus) of Microbiology and Biotechnology at Tel Aviv University (TAU). He was a visiting scientist at Oxford University, an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Professor Aharonowitz’s research interests include the molecular genetics and biosynthesis of antibiotics, molecular biology of microbial pathogens and the development of new targets for new antibiotics. He served as TAU Vice President and Dean for R&D (1997-2001), Chairman of the Department of Microbiology and Biotechnology and Chairman of the Institute of Biotechnology and served as a member of the TAU Executive Council. He served as the Chairman of Ramot Fund for Applied Research, as a member of TAU committee for strategic planning, on the TAU patent committee and was a member of the National Committee for Biotechnology. He is a Fellow of the American Academy of Microbiology.

Arie Ovadia, Ph.D. joined Compugen’s Board of Directors as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013. He advises major Israeli companies on finance, accounting and valuations, and is a member of the Board of Directors of several corporations, including Strauss Ltd., Israel Petrochemical Industries Ltd., Bazan Ltd., Maxtech Technologies Ltd., and Elron Electronic Industries Ltd. He has taught at New York University, Temple University and, in Israel, at Tel Aviv and Bradford Universities and The College of Management. Dr. Ovadia served as a member of the Israeli Accounting Board, and is a 14-year member of the Israel Securities Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his Ph.D. in economics from the Wharton School at the University of Pennsylvania.

Prof. Joshua Shemer joined Compugen’s Board of Directors as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013.  Prof. Shemer is Full Professor of Medicine at the Tel Aviv University. In addition, Prof. Shemer is the Chairman of Assuta Medical Centers in Israel and a member of the Board of Directors of Maccabi Healthcare Services in Israel. Prof. Shemer is a director of the Israeli center for medical technology assessment in healthcare in Gertner Institute, Tel Hashomer.  Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care. For over 20 years, Prof. Shemer has been teaching Medical Technology Management at the Faculty of Business Administration and at the School of Public Health at Tel Aviv University.  He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health. From 2001-2007, Prof. Shemer served as the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. Prof. Shemer has published five books and more than 200 peer reviewed articles. Additionally, Prof. Shemer is an external director of El-Al Airlines Ltd. Prof. Shemer is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine and Health Administration in Israel.

Each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer qualify as independent directors as defined by the rules and regulations of the NASDAQ Stock Market.

As of the date of this Proxy Statement, Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer do not own any of our Shares. If re-elected, the external directors shall receive remuneration as described below (if approved).

Compensation

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to external directors. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations.

Israeli law further provides that the remuneration of external directors may be determined in relativity to that of other directors of the company so that such remuneration shall not be higher than the weighted average of the total remuneration paid to all of the Company's directors and be no less than: (i) the "Minimum Amount" that must be paid to external directors of the Company in accordance with the Remuneration Regulations; and (ii) the lowest remuneration paid to any of the directors of the Company (the "Relative Remuneration"). According to the Remuneration Regulations, the "Minimum Amounts" are adjusted twice annually based on the Israeli Consumer Price Index and may also be adjusted as a result of changes in the Company's shareholders' equity.

Under arrangements previously ratified and approved by the Compensation Committee, the Board of Directors and the shareholders, and consistent with our Compensation Policy, the Companies Law and the Remuneration Regulations, each of our external directors shall be entitled to receive fees in connection with their service as external directors and their participation in Board of Directors meetings, which are equivalent to the compensation payable to other non-management directors, except to the extent that each external director is also entitled to an annual additional fee with respect to his service on one or more committees of the Board of Directors (such fees may or may not be paid to other non-management directors, depending on whether they are members of committees of the Board), and shall also be eligible to receive a grant of options to purchase ordinary shares on an annual basis equal to the number of options being granted to each non-management director, on terms substantially similar to those described above, provided however that the cash compensation paid to the Company's external directors shall be consistent with the rules applying to Relative Remuneration.

The value of the equity grant to each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer equals, as of February 29, 2016, approximately $62,961.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Compensation Committee and Board of Directors, followed by shareholder approval, in that order (see "Approval Required for Directors’ Remuneration" in Item 1 above).

For information with respect to the remuneration to the Company’s non-management directors, which includes its external directors, please see Item 1 above under “Remuneration to the Company’s Non-Management Directors”.

Following the recommendations of the Audit Committee, Compensation Committee and Board, it is proposed that each of Prof. Yair Aharonowitz, Mr. Arie Ovadia and Prof. Joshua Shemer be re-elected to serve as external directors and be granted the cash remuneration and options described above. If re-elected, each nominated external director will serve for a three-year term ending on April 26, 2019.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Professor Yair Aharonowitz be, and he hereby is, re-elected to serve for a fourth term as an external director of the Company in accordance with the Companies Law and the Relief Regulations, for a period of three years to commence on April 27, 2016; and in consideration for his service as external director, to approve his compensation as described in this Item 2; and

FURTHER RESOLVED, that Mr. Arie Ovadia be, and he hereby is, re-elected to serve for a fourth term as an external director of the Company in accordance with the Companies Law and the Relief Regulations, for a period of three years to commence on April 27, 2016; and in consideration for his service as external director, to approve his compensation as described in this Item 2; and

FURTHER RESOLVED, that Professor Joshua Shemer be, and he hereby is, re-elected to serve for a fourth term as an external director of the Company in accordance with the Companies Law and the Relief Regulations, for a period of three years to commence on April 27, 2016; and in consideration for his service as external director, to approve his compensation as described in this Item 2”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy, by proxy card or by electronic voting is required for the approval of each of the above resolutions;  provided that, the majority of the shares voted in favor of the re-election only are not held by "controlling shareholders" or shareholders with "personal interest" in approving the re-appointment (except for personal interest that is not a result of such shareholders' relation to the "controlling shareholders" in such matter), not taking into account any abstention, or that the total number of shares referred to above, voted against the re-election, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal, and, accordingly, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, you need not certify to the contrary in the enclosed form of proxy.

The Board recommends that the shareholders vote "FOR" the proposed resolutions.

ITEM NO. 3

EQUITY AWARDS FOR 2016 TO THE PRESIDENT AND CHIEF EXECUTIVE
OFFICER AND DIRECTOR AND TO THE ACTIVE CHAIRMAN OF THE BOARD

For information regarding the process for approving remuneration to directors, including grants of equity compensation, please see Item 1 above under "Approval Required for Directors’ Remuneration". For information with respect to the compensation of Dr. Cohen-Dayag and Mr. Gerstel, please see Item 1 above under "Compensation to the Company's President and Chief Executive Officer" and "Compensation to the Company's Active Chairman of the Board of Directors".

Grant of Options to Purchase Ordinary Shares

As remuneration for their contribution and efforts as management directors of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for management directors, the Compensation Committee and Board of Directors have approved in their separate resolutions dated March 3 and March 7, 2016, respectively, and are recommending that the shareholders approve the grant to Dr. Cohen-Dayag, in her role as President and Chief Executive Officer, of options to purchase up to 100,000 Ordinary Shares and to Mr. Gerstel, in his role as Active Chairman of the Board, of options to purchase up to 50,000 Ordinary Shares; and that in order to align such grants (including the exercise price and vesting period) with the annual grant of options to management Office Holders, other than Dr. Cohen-Dayag and Mr. Gerstel (for whom shareholder approval is not required), the grant date for each of Dr. Cohen-Dayag and Mr. Gerstel will be on such date in 2016 on which the Board of Directors approves the 2016 annual option grants to management Office Holders.

The above options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the 2010 Plan. Each option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options are granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will have an exercise price equal to the closing price of the Company’s Ordinary Shares on NASDAQ on the last trading day prior to the approval of the grant by the Board. These options will expire ten years after the Grant Date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and each of Dr. Anat Cohen-Dayag and Mr. Martin Gerstel, respectively. These options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes. The provisions with respect to acceleration and extension of the exercise period of options to purchase Ordinary Shares upon termination of Dr. Anat Cohen-Dayag’s employment or change of control, as provided for in her employment agreement (see under Item 1 above "Compensation to the Company's President and Chief Executive Officer"), shall apply to all options proposed to be granted to her in accordance with this Item 3.

Our Compensation Committee and Board of Directors believe that the proposed grants of equity to Dr. Anat Cohen-Dayag and Mr. Gerstel, are in the Company's best interests and are in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

(a)
“RESOLVED, to approve grant by the Board of Directors at a future date in 2016  to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer and a director, of options to purchase up to 100,000 Ordinary Shares of the Company in accordance with the terms of grant described in this Item 3; and

(b)
FURTHER RESOLVED, to approve the grant by the Board of Directors at a future date in 2016 to Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, of options to purchase up to 50,000 Ordinary Shares of the Company in accordance with the terms of grant described in this Item 3.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4

RE-APPOINTMENT OF AUDITORS

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services.  Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2014 and 2015 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2015 and 2014:

	2015	2014
Audit Fees (1)	$135,000	$135,000
Tax Fees (2)	$17,500	$30,000
All Other Fees (3)	$2,500	$84,000
Total	$155,000	$249,000

(1)
Fees for professional services rendered by KFGK in connection with the integrated audit (including review of internal control over financial reporting) of the Company’s consolidated annual financial statements and review of the Company’s unaudited interim financial statements.

(2)
Fees for services rendered by KFGK in connection with tax compliance, tax advice and tax planning which in year 2015 and 2014 were consultancy related to submission of request to enforce benefits under Section 20A of the Israeli Tax Act, international tax aspects relating to the Bayer Collaboration, domestic and international tax aspects of the Baize termination & equity conversion agreement, Israeli Tax options ruling, VAT consultation and Annual Israeli tax reports.

(3)
Fees for other consulting services rendered by KFGK to the Company including consultancy and consents with respect to a Form S-8 filed with the SEC, an underwritten public offering and Form F-3 filed with the SEC.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and until the next annual general meeting of shareholders.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

RECEIPT AND CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2015 (filed with the SEC on March 7, 2016), may be viewed on our website – http://www. http://cgen.com/investors/reports, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Martin S. Gerstel

Martin S. Gerstel
Chairman of the Board
Holon, Israel
March 8, 2016

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
APRIL 13, 2016

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Donna Gershowitz, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on April 13, 2016, at the offices of the company, 26 Harokmim Street, Bldg D, Holon, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

APRIL 13, 2016

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.	To re-elect four directors to serve as members of the Board of Directors of the Company. Nominees:
	Ruth Arnon	☐	☐	☐
	Anat Cohen-Dayag	☐	☐	☐
	Martin S. Gerstel	☐	☐	☐
	Dov Hershberg	☐	☐	☐

2.	To re-elect three directors to serve on the Board of Directors of the Company as external directors, and to approve cash remuneration and grant of options to each of the external directors:
	Yair Aharonowitz	☐	☐	☐
	Arie Ovadia	☐	☐	☐
	Joshua Shemer	☐	☐	☐

With respect to Item 2, please indicate by checking the box at right that you are NOT a controlling shareholder and that you do NOT have a personal interest (see explanations below):		☐

3.	To approve equity awards for 2016 to each of the Company’s President and Chief Executive Officer and director, and the Active Chairman of the Board:
	Anat Cohen-Dayag	☐	☐	☐
	Martin S. Gerstel	☐	☐	☐

4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global, as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, and until the next annual general meeting
		☐	☐	☐

PLEASE NOTE: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 2 AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX. HOWEVER, YOU SHOULD AVIOD CHECKING THE BOX IN CASE YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHARHOLDER") OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN COMPUGEN, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE PERSONAL INTEREST JUST BECAUSE YOU OWN COMPUGEN SHARES.IF YOU DO NOT CHECK THE BOX YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO ITEM 2 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES.

To change the address on your account, please check the box at right and indicate your new address in the address space above.☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder  ________________________________________________ Date ____________

Signature of Shareholder  ________________________________________________ Date ____________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.